MOL Plc.
Finance

2007 NOV 27 A 12:23

14th November, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

07028206

Attention: **Special Counsel**
Office of International Corporate Finance

SUPPL

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

PROCESSED
NOV 30 2007
THOMSON FINANCIAL

Enclosure

11/27

MOL Group 2007 third quarter and first nine months preliminary results

INVESTOR RELATIONS

MOL

SOLID RESULTS UNDERLINE OPERATIONAL STRENGTHS AND STRATEGIC FOCUS

MOL Hungarian Oil and Gas Plc. (Reuters: MOLB.BU, MOLBq.L, Bloomberg: MOL HB, MOL LI; homepage: www.mol.hu), **today announced its 2007 third quarter and first nine months preliminary results. This report contains consolidated financial statements for the period ended 30 September 2007 as prepared by the management in accordance with International Financial Reporting Standards (IFRS).**

Financial highlights

MOL Group financial results (IFRS)	Q3 2006		Q3 2007		Change %		Q1-Q3 2006		Q1-Q3 2007		Change %	
	HUF bn	USD m[1]	HUF bn	USD m[1]	HUF	USD	HUF bn	USD m[1]	HUF bn	USD m[1]	HUF	USD
Net sales revenues	762.3	3,527.5	685.1	3,737.6	(10)	6	2,263.1	10,614.9	1,807.5	9,681.3	(20)	(9)
EBITDA	127.1	588.2	131.8	719.0	4	22	448.8	2,105.1	358.8	1,921.8	(20)	(9)
Operating profit	94.8	438.7	92.9	506.8	(2)	16	352.2	1,652.0	253.9	1,359.9	(28)	(18)
Operating profit excl. special items[2]	**94.8**	**438.7**	**75.5**	**411.8**	**(20)**	**(6)**	**269.2**	**1,262.5**	**222.1**	**1,189.8**	**(17)**	**(6)**
Net financial expenses/(gain)	(12.9)	(59.7)	(4.9)	(26.7)	(62)	(55)	26.8	125.7	28.3	151.6	6	21
Net income	95.0	439.6	73.4	400.4	(23)	(9)	306.9	1,439.5	159.8	855.9	(48)	(41)
Net income excl. special items[3]	**91.2**	**422.1**	**59.5**	**324.4**	**(35)**	**(23)**	**195.6**	**917.3**	**131.5**	**704.4**	**(33)**	**(23)**
Net income excl. special items & Magnolia impact [4]	85.4	395.2	52.3	285.4	(39)	(28)	194.7	913.3	161.2	863.2	(17)	(5)
Operating cash flow	150.8	697.8	108.9	594.1	(28)	(15)	404.4	1,896.8	259.8	1,417.3	(36)	(25)
Basic EPS [5]	1,032	4.8	942	5.1	(9)	8	3,190	15.0	1,827	9.8	(43)	(35)
Basic EPS excl. special items & Magnolia impact [4] [5]	927	4.3	671	3.7	(28)	(15)	2,024	9.5	1,842	9.9	(9)	4

[1] In converting HUF financial data into USD, the following average NBH rates were used: for Q3 2006: 216.1 HUF/USD, for Q1-Q3 2006: 213.2 HUF/USD, for Q3 2007: 183.3 HUF/USD, for Q1-Q3 2007: 186.7 HUF/USD.
[2] Operating profit excluding the one-off gain of HUF 83.0 bn on the gas transaction and the profit of the subsidiaries sold in this transaction (Wholesale and Storage) in Q1 2006 and the one-off gain on the acquisition of TVK shares (HUF 14.4 bn) realised in H1 2007 as well as the subsequent price adjustment for gas business sale received in Q3 2007 (HUF 17.4 bn).
[3] Net income in addition to adjustments detailed in [2] excludes in Q1-Q3 2006 the benefit from MOL Plc's tax holiday (HUF 28.3 bn calculated at 16% tax rate).
[4] Net income in addition to adjustments detailed in [3] excludes the non-cash fair valuation difference of the conversion option of Magnolia.
[5] Data in HUF and USD, respectively.

In Q3 2007, Operating profit excluding special items remained substantially stable in USD-terms as strong increase in petrochemical and downstream sales volumes (up 9% and 7%, respectively), as well as improving integrated petrochemical margins compensated for the lower hydrocarbon production and lower fuel crack spreads.

The oil industry has USD driven gross margin, while our processing costs are denominated in local currencies. Therefore, majority of our EBIT weakening in HUF-terms stem from the 15% depreciation of USD posted vs. HUF in Q3 2007.

For the 9 months ended Sep-2007, the operating profit excluding special items decreased by 6% in USD terms and the net income excluding the non-realised fair valuation difference of the conversion option of Magnolia and cleaned of special items was USD 863.2 mn (down 5% y-o-y).

- **Exploration & Production** operating profit was USD 316.9 mn down 36% year-on-year (HUF 59.2 bn down 44%) in Q1-Q3 2007. In Q3 2007 operating profit decreased by 34% year-on-year (in USD-terms), mainly due to the effect of the disposal of the Szőreg-1 gas field and higher operating costs.
- **Refining & Marketing** reached an operating profit of USD 697.8 mn in Q1-Q3 2007, down only 2% (HUF 130.3 bn, down 14%) compared to Q1-Q3 2006. In Q3 2007 operating profit decreased by 8% in USD-terms, as refining product sales offset lower crack spreads. Current cost of supply (CCS) based operating profit in USD terms decreased by 2% in Q1-Q3 2007.
- The **Petrochemical** segment's operating profit tripled to reach USD 196.8 mn (HUF 36.7 bn) in Q1-Q3 2007, already surpassing the full year profit of 2006. In Q3 2007 Petrochemical operating profit increased by 150% in USD year-on-year, fuelled by a strong increase in sales volumes and improving market conditions.
- **Gas Transmission** operating profit increased by 14% to USD 124.3 mn in Q1-Q3 2007 (stable in HUF at HUF 23.2 bn). In Q3 2007, operating profit in USD-terms increased by 26% (up 9% in HUF), mainly due to lower operating costs.
- **Corporate and other** operating profit of HUF 2.9 bn in Q1-Q3 2007 contains a one-off gain of HUF 14.4 bn on the acquisition of a 42.25% minority interest in TVK, as a result of the excess of book value of the minority interest acquired in the period. Furthermore, it includes HUF 17.4 bn subsequent settlement received in cash in Q3 2007 from E-On in connection with the gas business sales.
- A **net financial expense** of HUF 28.3 bn was recorded in Q1-Q3 2007. This includes HUF 11.6 bn interest received, HUF 10.1 interest paid and a HUF 29.6 bn non-realised fair valuation expense on the conversion option embedded in the capital security (Magnolia Finance Ltd.) as a result of strong share price appreciation.
- **Income tax expense** more than tripled, rising from HUF 21.6 bn in Q1-Q3 2006 to HUF 66.1 bn in Q1-Q3 2007. This was due to a corporate tax holiday at MOL Plc. in 2006 and the different accounting treatment of options connected to MOL shares held by third parties for IFRS and tax purposes.
- **Capital expenditure** and investments increased to HUF 137.8 bn (USD 738.1 million) in Q1-Q3 2007, compared to the HUF 77.7 bn (USD 364.3 million) in Q1-Q3 2006 as a result of the TVK share acquisition (HUF 49.6 bn), and the acquisitions in Russia and Bosnia (HUF 14.4 bn). Net debt at the end of September 2007 was HUF 274.0 bn, while our gearing ratio (net debt to the sum of net debt and total equity) was 25.2% as a result of the transactions realised in the framework of capital optimisation program.

Mr Zsolt Hernádi, Chairman-CEO of MOL commented:

Even in a challenging macro scenario characterised by a very weak US dollar, our third quarter results demonstrated once more the strength of our asset base as well as the benefits of a continuous strategic focus.

Our Downstream business continued to deliver strong results thanks to both our advantageous product slate with high diesel proportion and a significant increase in product sales. We have progressed in the implementation of our strategic goals through the announced acquisitions of IES in Italy and Tifon in Croatia. In order to further increase the efficiency of our refineries, we are also finalising the terms of cooperation with CEZ that will allow us to improve our refinery complexity.

In the Upstream business, we have stabilised our domestic oil production, while stopping the production decline in Russia. Our domestic exploration efforts have delivered significant results and we have successfully continued our joint exploration with INA. In the international arena, we have further strengthened our presence in the Middle East and Africa by acquiring new exploration blocks. Also we are developing an important alliance with Quatar.

Our Petchem results for the first three quarters of 2007 have already exceeded the highest annual profit in the history of the division, a result that fully justifies the significant investments made in the business in previous years.

In summary, the results achieved in the first three quarters of the year prove to our shareholders that MOL operational excellence, coupled with our clear strategic view, remain the key to value creation.

Overview of the environment

Global economic growth remained robust in Q3 2007 following the buoyant expansion of 2006. Still, the quarter saw deep financial turmoil stemming from the subprime mortgage problems in the US. The liquidity crisis, which followed the drop in investors' risk appetite, initiated fast central bank intervention. The US FED later also cut rates by 50 bp, in order to avoid a recession, but US growth is expected to remain weak as the housing market slump continues. The weakness of the dollar brought the HUF/USD quarterly average rate to the lowest level in the last ten years. Eurozone economies demonstrated more solid growth, but given concerns around the future performance, the ECB has held its key interest rate unchanged.

Oil prices rose further, reaching 80 USD/bbl by the end of September, on the back of concerns over supply. The Q3 2007 average for Brent price of 74.9 USD/bbl was 8% higher than in Q3 2006, and 9% above the Q2 2007 average.

Oil demand was up by 1.5% to an average 85.5 m bbl/day in Q3 2007, according to IEA data. Average demand growth remained moderate, at 1.2% in the last four quarters, partly in response to the record prices. OPEC decided to increase its supply by 0.5 m bbl/day from November, so that high prices do not weigh too heavily on the world economy after the US slowdown. However, still low spare capacities and looming fears of further supply problems led to higher prices.

The **Brent-Urals differential** narrowed temporarily during August 2007 to 1.9 USD/bbl, as Russian pipeline exports to Western Europe edged lower, and the supply of substitutable Middle Eastern grades also became tighter towards the end of the period.

Refinery margins were still well above their historical average as supply/demand dynamics for the sector remain favourable. However, margins fell in Q3 as strengthening of the oil prices brought the Brent to levels close to the average of Q1-Q3 2006 period, while the weaker USD affected prices realised in HUF, in addition to a more balanced US gasoline market. Gasoline crack spread (FOB Rotterdam price on Brent crude) decreased by 6%, while diesel crack spread declined by 2% in USD-terms in Q3 2007 y-o-y.

In Hungary, GDP growth has slowed further, despite the strength of exports. Both household and government spending decreased in real terms. The negative effects of the austerity measures have started affecting economic performance and are expected to weigh on growth in the near future. Meanwhile the road transportation, which is the major driver of fuel demand, has increased dynamically this year. Domestic fuel prices have moved in line with international markets and are still below the levels seen a year ago. Fuel demand continued to grow by 5% in Q1-Q3 2007 y-o-y (4% for gasoline and 6% for diesel).

The Slovak economy continued the positive trends in Q3 2007 as in the previous quarters. Strong dynamics of the households' consumption, export activity and investments are evidences that the pace of real GDP expansion between 8-9% should be maintained for the whole of 2007, the highest in the history of the country. High economic growth is mirrored in demand for motor fuels. In 2007 the consumption of motor diesel followed the GDP dynamics and grew by more than 8% compared to 2006. Demand for motor gasoline has also shown positive growth, increasing by more than 2%.

Exploration and Production

Segment IFRS results (in HUF bn)

2006	Q2 2007	Q3 2007	Q3 2006	Ch. %	Exploration & Production	Q1-Q3 2006	Q1-Q3 2007	Ch. %
156.6	29.6	33.6	42.6	(21)	EBITDA	129.8	89.6	(31)
120.4	**22.9**	**19.6**	**34.9**	**(44)**	**Operating profit/(loss)**	**105.6**	**59.2**	**(44)**
79.6	15.9	14.1	8.4	68	CAPEX and investments[1]	23.8	37.4	57

Key segmental operating data

2006	Q2 2007	Q3 2007	Q3 2006	Ch. %	HYDROCARBON PRODUCTION (gross figures before royalty)	Q1-Q3 2006	Q1-Q3 2007	Ch. %
2,167	**538**	**541**	**538**	**1**	**Crude oil production (kt) ***	**1,633**	**1,601**	**(2)**
857	203	203	215	(6)	Hungary	638	611	(4)
1,310	335	338	323	5	International	995	990	(1)
3,079	**585**	**642**	**725**	**(11)**	**Natural gas production (m cm, net dry) ****	**2,282**	**1,883**	**(17)**
3,028	572	627	713	(12)	Hungary	2,249	1,840	(18)
51	13	15	12	25	International	33	43	30
216	**40**	**47**	**51**	**(8)**	**Condensate (kt)**	**166**	**129**	**(22)**
243	**48**	**45**	**49**	**(8)**	**LPG and other gas products (kt)**	**182**	**149**	**(18)**
102,618	**87,499**	**91,197**	**97,503**	**(6)**	**Average hydrocarbon prod. (boe/d)**	**102,729**	**90,569**	**(12)**

*Excluding separated condensate
**Domestic production, excluding original cushion gas production from gas storage.

2006	Q2 2007	Q3 2007	Q3 2006	Ch. %	Realised hydrocarbon price	Q1-Q3 2006	Q1-Q3 2007	Ch. %
49.8	53.6	59.2	54.4	9	Average realised crude oil and condensate price (USD/bbl)	51.2	52.1	(2)
49.5	51.1	54.0	52.3	3	Average realised total hydrocarbon price (USD/boe)	50.0	50.7	(1)

The operating profit of the E&P segment was USD 316.9 mn, down 36% year-on-year in Q1-Q3 2007. The HUF-terms EBIT was HUF 59.2 bn in Q1-Q3 2007, down HUF 46.4 bn or 44% year-on-year. The weaker USD (down 12% against the HUF) had approximately a HUF 30 bn negative impact on operating profit during the first nine months of 2007 y-o-y. The 12% volume reduction, stemmed mainly from the suspended production from the Szőreg-1 gas and oil field, also had a negative impact on our operating performance.

We managed to stabilise our production level in Q3 2007 on a like-for-like basis (excluding the effect of the Szőreg-1 gas field disposal), our average daily hydrocarbon production was practically stable y-o-y. We compensated the production decline in Russia as the recently acquired producing and development assets (Baituganskoye, Matjushkinskaya) offset the decline due to natural depletion of ZMB field. Domestic oil production in Q3 2007 remained at previous quarter level continuing the positive tendency of previous quarter as a result of recent new discoveries in certain fields, while Hungarian gas production clean of Szőreg-1 production (0.1 bcm in Q3 2006) increased by 2.1% y-o-y. Pakistani gas and liquid production continued to increase dynamically, albeit it plays yet a smaller role in total divisional volumes.

As a result, we slowed down the decline in hydrocarbon production also for the first 9 month of 2007: average daily hydrocarbon production was around 90,600 boe/day level in Q1-Q3 2007, down 12% y-o-y. On a like-for-like basis (excluding the effect of the Szőreg-1 field disposal), production decreased by 6% y-o-y. Hungarian natural gas production declined by 18% (0.4 bcm), mainly due to the disposal of the Szőreg-1 gas and oil reservoir (which produced 0.3 bcm in the first nine months of 2006) and a weaker gas market due to mild winter. Russian crude production remained almost stable, while domestic oil production was 4% lower during the first nine months of 2007. Gas production at the Pakistani Manzalai field increased by 30% year-on-year.

Upstream revenues decreased by HUF 59.8 bn in Q1-Q3 2007, versus the same period of 2006. Almost half of this decline came from the disposal of Szőreg-1 gas field, while our international sales remained almost stable. The domestic sales (excluding Szőreg-1) also decreased by HUF 31 bn in Q1-Q3 2007 y-o-y, mainly due to lower domestic oil and gas price realisations in HUF terms (domestic average oil and gas prices lower by 13% 14%, respectively).

MOL upstream had a strong exploration performance so far in 2007. In total, 15 exploration wells have been drilled and tested, with an overall commercial success factor of 53%. In Hungary, where the exploration performance was particularly encouraging, out of 11 wells tested in the 9 months of 2007, 8 wells have been classified as gas producers, 3 wells have been dry or failed to produced commercial quantities of hydrocarbons on testing. 2 additional wells have been waiting to be tested and there was one well in drilling phase as of 30 September 2007. In international exploration 2 exploration wells in Yemen, one additional well and one re-entry in Kazakhstan have been tested and classified as unsuccessful or non-commercial in 2007. A sidetrack from Mami Khel well in Thal Block, Pakistan was still ongoing at the end of Q3 2007.

Upstream expenditures declined by HUF 13.4 bn in Q1-Q3 2007 year-on-year. The royalty on Hungarian production was HUF 15.5 bn lower due to lower volumes and exchange rate movements, partly off-set by the rise in the regulated gas wholesale price (the basis of the royalty in case of gas). The extra mining royalty on domestic production declined by 21%, accounting for HUF 49.3 bn of total Hungarian royalty payments of HUF 72.3 bn paid in Q1-Q3 2007. The mining royalty and export duty paid by the ZMB JV decreased by HUF 8.1 bn y-o-y to HUF 27.9 bn. In Yemen we have finished the Tibela N-1 drilling in August 2007. Testing results showed a discovery, however not on a commercially viable scale, which lead a further HUF 2.4 bn drilling and testing expenses of this well to be written off in Q3. Total exploration cost write off in Yemen for the year including the costs of earlier Tibela NW-1 well costs reached HUF 5 bn in the first 9 months of 2007. **Unit opex** (before DD&A) for total hydrocarbon production in Q1-Q3 2007 was at a very competitive level of 3.9 USD/boe

Upstream Capex and Investments were up by 57%, from HUF 23.8 bn to HUF 37.4 bn in Q1-Q3 2007. HUF 6.0 bn was used for development projects in Hungary, while HUF 7.1 bn was spent on Hungarian exploration. CAPEX included the acquisition cost (HUF 9.9 bn) of a Russian exploration company with producing assets and significant low-risk exploration potential (Matjushkinskaya) signed in April 2007. We spent further HUF 5.6 bn equivalent on international exploration projects, mainly in Yemen and Pakistan (HUF 3.9 bn and HUF 1.1 bn) and we continued the development of the ZMB field in Russia (HUF 2.6 bn) and Manzalai field in Pakistan (HUF 0.6 bn), as well as started the field development in the newly acquired Baituganskoye (HUF 0.4 bn) and Matjushkinskaya (HUF 1.0 bn) fields.

[1] Consolidated CAPEX figures exclude capitalised finance costs, but include financial investments.

Refining and Marketing

Segment IFRS results (in HUF bn)

2006	Q2 2007	Q3 2007	Q3 2006	Ch. %	Refining & Marketing	Q1-Q3 2006	Q1-Q3 2007	Ch. %
231.2	73.1	61.7	74.6	(17)	EBITDA	199.1	177.7	(11)
169.0	**57.1**	**45.9**	**58.7**	**(22)**	**Operating profit/(loss)**	**152.0**	**130.3**	**(14)**
74.8	12.6	10.9	18.4	(41)	CAPEX and investments[1]	35.6	32.4	(9)

2006	Q2 2007	Q3 2007	Q3 2006	Ch. %		Q1-Q3 2006	Q1-Q3 2007	Ch. %
169.0	**57.1**	**45.9**	**58.7**	**(22)**	**Reported EBIT**	**152.0**	**130.3**	**(14)**
(6.7)	(13.2)	(9.4)	1.9	(595)	Replacement modification	(21.2)	(18.1)	15
162.3	**43.9**	**36.5**	**60.6**	**(40)**	**Estimated clean CCS**	**130.8**	**112.2**	**(14)**

Key segmental operating data

2006	Q2 2007	Q3 2007	Q3 2006	Ch. %	REFINERY PROCESSING (kt)	Q1-Q3 2006	Q1-Q3 2007	Ch. %
852	222	205	232	(12)	Domestic crude oil	622	615	(1)
11,673	2,895	3,239	3.082	5	Imported crude oil	8,914	9,046	2
214	39	39	55	(29)	Condensates	164	121	(26)
2,371	636	723	576	26	Other feedstock	1,760	2,019	15
15,110	**3,792**	**4,206**	**3.945**	**7**	**TOTAL REFINERY THROUGHPUT**	**11,460**	**11,801**	**3**
672	161	167	148	13	Purchased and sold products	444	496	12

2006	Q2 2007	Q3 2007	Q3 2006	Ch. %	REFINERY PRODUCTION (kt)	Q1-Q3 2006	Q1-Q3 2007	Ch. %
2,740	703	787	721	9	Motor gasoline	2,122	2,209	4
5,920	1,445	1,700	1,570	8	Gas and heating oil	4,522	4,644	3
1,838	459	456	423	8	Naphtha	1,379	1,343	(3)
2,900	779	818	831	(2)	Other products	2,149	2,294	7
13,398	**3,386**	**3,761**	**3,545**	**6**	**TOTAL PRODUCT**	**10,172**	**10,490**	**3**
157	42	35	31	13	Refinery loss	109	109	-
1,555	364	410	369	11	Own consumption	1,179	1,202	2
15,110	**3,792**	**4,206**	**3,945**	**7**	**TOTAL REFINERY PRODUCTION**	**11,460**	**11,801**	**3**

2006	Q2 2007	Q3 2007	Q3 2006	Ch. %	REFINED PRODUCT SALES (kt) (Group external sales)	Q1-Q3 2006	Q1-Q3 2007	Ch. %
4,804	1,193	1,377	1,321	4	Hungary	3,491	3,587	3
1,471	391	432	419	3	Slovakia	1,087	1,124	3
5,814	1,590	1,710	1,535	11	Other markets	4,471	4,736	6
12,089	**3,174**	**3,519**	**3,275**	**7**	**TOTAL CRUDE OIL PRODUCT SALES**	**9,049**	**9,447**	**4**

2006	Q2 2007	Q3 2007	Q3 2006	Ch. %	REFINED PRODUCT SALES (kt) (Group external sales)	Q1-Q3 2006	Q1-Q3 2007	Ch. %
2,955	791	845	799	6	Motor gasoline	2,283	2,322	2
6,384	1,675	1,841	1,760	5	Gas and heating oils	4,778	4,996	5
2,750	708	833	716	16	Other products	1,988	2,129	7
12,089	**3,174**	**3,519**	**3,275**	**7**	**TOTAL CRUDE OIL PRODUCT SALES**	**9,049**	**9,447**	**4**
1,954	498	521	505	3	o/w Retail segment sales	1,438	1,451	1
2,129	577	659	602	10	o/w Direct sales to other end-users*	1,584	1,724	9
2,500	**685**	**656**	**547**	**20**	**Petrochemical feedstock transfer**	**1,864**	**1,991**	**7**

*Motor gasoline, gas and heating oil sales

R&M EBIT for Q1-Q3 2007 stabilized at USD 698 m near to same period last year results. The result was positively influenced by higher sales volumes and favourable product slate, as well as the favourable gasoline and naphtha crack spreads. As consequence of the strengthening local currencies against dollar, EBIT in HUF was 130.3 bn in Q1-Q3 2007, down by HUF 21.7 bn compared to HUF 152.0 bn in Q1-Q3 2006. EBIT was also positively influenced by inventory effect in both periods, by HUF 18.1 bn in Q1-Q3 2007 and by HUF 21.2 in Q1-Q3 2006.

In order to capture market opportunities by further optimization and refinery utilization **crude supply** was successfully diversified purchasing lighter and sweeter crude via Adriatic pipeline restoring physical supply after 10 years. **Production** was strictly harmonized ensuring smooth operation without major unplanned shutdowns.

Biofuel compliance ensured quality leadership position. The sale of (4.4.%) bio-ethanol containing motor gasoline was successfully launched in all trade channels of the Hungarian market in line with the plan date of July 1st, 2007. The introduction of motor gasoline with bioethanol content took place with success without any problem. The construction of bio-diesel production units in Hungary and Slovakia also progress and ensure bio-compliance of diesel products on January 1st, 2008.

Sales volume increased by 4% y-o-y to 9,447 kt in Q1-Q3 2007 on group level, thanks to our continuous marketing efforts. Sales mix improved further as higher value products' sales grew above average: diesel and heating oil was up by 5 %, petrochemical feed stocks increased by 7%. Motor gasoline sales also improved by 2% y-o-y.

We managed to increase sales in our most important and closest markets of Hungary, Slovakia and Austria, taking advantage of the regional fuel demand increase.

Our gasoline sales in **Hungary** increased by 4 %, our diesel sales by 6 % in Q1-Q3 2007 compared to basis.

During the first nine months of 2007, our **Slovakian** gasoline and diesel sales were 9 % and 7 % higher than for the same period of 2006, respectively. This solid performance was driven by demand expansion and the increasing number of both small and large customers.

We were able to expand our sales in **other markets** too, especially in Austria (with 18 % increase) and in the expanding market of Serbia with doubling fuel sales.

Growth strategy pursued with success. For inorganic growth, agreement was reached and acquisition contract was signed with the Italian IES and Croatian TIFON. The acquisition of the Italian downstream company formed a new stronghold for MOL in the north MED market. Core asset Mantova Refinery is going to be modernized and upgraded in the coming years and is expected to contribute 3+ MT distillation capacity to the Group's growth target. The acquisition of TIFON further strengthened our market activity in Croatia.

For organic growth, capital projects capturing European dieselisation market trends are well under progress. The vacuum-gasoil (VGO) hydrocrack project package is in line with schedule having Basic Design of main new units completed. Diesel yield improving revamp of existing facilities in Duna and Bratislava refineries also proceed according to project schedule ensuring now long lead-time equipments.

Retail

2006	Q2 2007	Q3 2007	Q3 2006	Ch. %	REFINED PRODUCT RETAIL SALES (kt)	Q1-Q3 2006	Q1-Q3 2007	Ch. %
850.7	207.5	215.5	220.6	(2.3)	Motor gasoline	645.3	602.1	(6.7)
1,076.3	283.5	297.5	276.5	7.6	Gas and heating oils	772.3	828.7	7.3
26.7	6.5	7.6	7.4	2.7	Other products	20.2	19.7	(2.5)
1,953.7	**497.5**	**520.6**	**504.5**	**3.2**	**TOTAL OIL PRODUCT RETAIL SALES**	**1,437.8**	**1,450.5**	**0.9**

The group operated **781 filling stations** as of September 30th 2007, (please see Appendix X for further details). **Total retail sales volumes** (incl. LPG and lubricant volumes) increased by 0.9% in Q1-Q3 2007 compared to the same period of 2006 with the continuous expansion of our Serbian network, offsetting volume loss in Romania caused by a 13% decrease in the number of sites over there.

Hungarian retail fuel sales volumes increased by 0.8% in Q1-Q3 2007 compared to the same period in 2006 in a highly competitive environment. Hypermarkets' expansion continued, with the number of

hyper filling stations reaching 59 by September 2007, versus 44 in Sep 2006. Diesel sales increased by 2.2%, gasoline and LPG sales fell by 0.6% and 4.1%, respectively. Fuel sales growth was driven by micro-market based competitive pricing, as well as the reduced fuel price gap between Hungary and the neighbouring countries. Our retail fuel market share, according to MÁSZ (Hungarian Petroleum Association), slightly eroded from 38% in Q1-Q3 2006 to 37% in Q1-Q3 2007. This reduction was mainly due to a 3% erosion in fleet card sales, since the public sector, which is predominantly supplied by MOL, reduced its consumption. The ratio of fleet card sales to MOL's total fuel sales in Hungary fell from 35.5% to 34.3%. In Hungary, shop sales revenue increased by 13% in January-September 2007 year-on-year.

Our retail market share in **Slovakia** remained stable y-o-y at 40%. Our diesel sales increased by 7%, while gasoline sales decreased by 6% in Q1-Q3 2007 y-o-y in Slovakia. In Slovakia, fleet card sales decreased by 7.3% in Q1-Q3 2007 y-o-y, and the proportion of card sales within Slovakian total fuel sales fell by 2.3 percentage points, reaching 27%.

In **Romania**, our fuel sales decreased by 4.2% and our retail market share decreased by 1.5 percentage points to 12.4% in Q1-Q3 2007. This reduction was mainly due to the net decrease in the number of filling stations by 18 sites, resulting from the sale of 30 sites to Petrom which was only partly offset by the acquisition of 11 sites and the opening of one new filling station. The combined effect of the above-mentioned transactions resulted in a more efficient network, which translated into higher average throughputs per site (increase of 11% in Q1-Q3 2007 versus the same priod in 2006). As a consequence of the change in the retail network platform in 2007 and the network rationalization, our figure for non-fuel sales in Romania is not comparable y-o-y

R&M CAPEX in Q1-Q3 2007 was HUF 3.2 bn lower than in the same period of 2006, which contained significant refining and logistics projects such as the reconstruction of HDS and MSA unit in Danube Refinery, reconstruction of FCC unit in Slovnaft, and the reconstruction of the product pipeline between the Duna and the Tisza refineries).

Retail CAPEX increased significantly (by HUF 6.4 bn) mainly due to the increase in registered capital in the Bosnian Energopetrol (HUF 4.5 bn), of the investment in filling stations in Romania, and a number of projects in Serbia (started last year).

Petrochemicals

Segment IFRS results (in HUF bn)

2006	Q2 2007	Q3 2007	Q3 2006	Ch. %	Petrochemicals	Q1-Q3 2006	Q1-Q3 2007	Ch. %
41.8	17.1	16.7	10.1	66	EBITDA	26.6	51.0	92
23.3	**12.2**	**11.9**	**5.5**	**119**	**Operating profit/(loss)**	**13.0**	**36.7**	**182**
8.9	0.8	2.3	2.8	(18)	CAPEX and investments[1]	5.5	3.5	(36)

Key segmental operating data

2006	Q2 2007	Q3 2007	Q3 2006	Ch. %	PETROCHEMICAL PRODUCTION (kt)	Q1-Q3 2006	Q1-Q3 2007	Ch. %
776	219	215	164	31	Ethylene	574	640	11
385	111	106	81	31	Propylene	283	323	14
687	197	183	146	25	Other products	508	558	10
1,848	**527**	**504**	**391**	**29**	**Total olefin**	**1,365**	**1,521**	**11**
263	71	68	67	1	LDPE	205	204	(1)
360	105	95	77	23	HDPE	260	295	13
496	131	134	122	10	PP	374	402	7
1,119	**307**	**297**	**266**	**12**	**Total polymers**	**839**	**901**	**7**
2006	**Q2 2007**	**Q3 2007**	**Q3 2006**	**Ch. %**	**PETROCHEMICAL SALES BY PRODUCT GROUP (kt)**	**Q1-Q3 2006**	**Q1-Q3 2007**	**Ch. %**
244	79	66	50	32	Olefin products	175	208	19
1,126	300	294	269	9	Polymer products	833	883	6
2006	**Q2 2007**	**Q3 2007**	**Q3 2006**	**Ch. %**	**PETROCHEMICAL SALES (external) Kt**	**Q1-Q3 2006**	**Q1-Q3 2007**	**Ch. %**
479	128	120	107	12	Hungary	350	367	5
72	21	20	18	11	Slovakia	52	62	19
819	230	220	194	13	Other markets	606	662	9
1,370	**379**	**360**	**319**	**13**	**TOTAL PETROCHEMICAL PRODUCT SALES**	**1,008**	**1,091**	**8**

Petrochemical segment has already exceeded the highest annual profit of its history in the first nine months of 2007. EBIT posted a 182% y-o-y improvement to HUF 36.7 bn in Q1-Q3 2007. The positive development was mainly driven by the growing production and sales volumes as a result of the utilisation of new production capacities, and the continuing favourable market trends experienced since Q3 2006. Foreign exchange rate movements also had a favourable impact on our operating profit.

The group's integrated petrochemical margin continued to improve in Q3 2007, leading to aggregate margin 21% higher in Q1-Q3 2007 y-o-y. This strong performance was driven by higher USD-denominated naphtha quotations (10% up year-on-year), higher EUR-denominated polymer quotations (increased between 6 and 11%) and a favourable EUR to USD fx rate movement.

MOL's monomer production volumes increased by 11% in Q1-Q3 2007, primarily due to the utilisation of the new olefin plant (continuously surpassing its nominal capacity in 2007). The **polymer production** also increased by 7% y-o-y as a result of the better capacity utilisation of the new HDPE and PP plants. This strong volume growth was achieved despite general overhauls being carried out in some plants during the summer, which had a negative impact on monomer and polymer production volumes in the third quarter (decrease of 4.4% and 3.3% in Q3 2007 versus Q2 2007, respectively).

Polymer sales volume improved by 6% y-o-y in Q1-Q3 2007, due to the smooth operation and the positive market environment. We increased our sales volumes in the Czech, Polish, Italian and German markets.

Composition of polymer sales changed as a result of the higher utilisation of new HD and PP capacities. The proportion of HDPE sales increased to 33% of the total, with PP reaching 44% and LDPE's contribution narrowing to 23% over the in Q1-Q3 2007 period.

CAPEX reached HUF 3.5 bn in Q1-Q3 2007, and was mainly driven by a number of small projects in progress.

[1] The consolidated CAPEX figures exclude capitalised finance costs, but include financial investments.

Natural Gas

MOL Natural Gas Transmission Plc. IFRS result (non consolidated, in HUF bn)

2006	Q2 2007	Q3 2007	Q3 2006	Ch. %	Transmission	Q1-Q3 2006	Q1-Q3 2007	Ch. %
43.6	9.7	10.2	8.9	15	EBITDA	32.7	34.1	4
29.6	6.4	5.9	5.4	9	**Operating profit/(loss)*****	23.2	23.2	0
11.2	1.7	7.7	2.4	221	CAPEX and investments	7.1	10.5	48

Main operational data

2006	Q2 2007	Q3 2007	Q3 2006	Ch. %	Transmission volumes (m cm)	Q1-Q3 2006	Q1-Q3 2007	Ch. %
17,278	3,024	2,752	3,647	(25)	Hungarian natural gas transmission *	13,151	10,167	(23)
2,386	404	376	320	18	Natural gas transit	1,563	1,474	(6)

2006	Q2 2007	Q3 2007	Q3 2006	Ch. %	Transmission fee (HUF/cm)**	Q1-Q3 2006	Q1-Q3 2007	Ch. %
3.16	4.31	4.80	3.61	33	Hungarian natural gas transmission fee	3.10	3.97	28

* including transmission volume to the gas storages as well
** The change in unit domestic transmission fee is significantly influenced by the dominant ratio of capacity fee within the transmission revenue. The capacity fee does not depend on the transmission volume.
*** excluding segment level consolidation effects (of which the most significant item is the depreciation on eliminated internal profit of PP&E).

The operating profit of the natural gas business reflected the results of Natural Gas Transmission Plc. in Q1-Q3 2007 The storage business, which MOL re-entered in Q1 2007 through the purchase of shares in MMBF Plc. (previously called as MSZKSZ Zrt), has at this stage a very limited contribution to the overall operating profit of the gas segment.

Operating profit of **MOL Natural Gas Transmission Plc.** remained stable y-o-y at HUF 23.2 bn in Q1-Q3 2007, as the decrease of the sales revenue, was offset by cost savings.

Domestic natural gas transmission revenues declined by 5.2 % between Q1-Q3 2007 versus Q1-Q3 2006. This revenue reduction was the result of (1) lower capacity-overstepping fees invoiced to players in the domestic market (HUF 1.8 bn negative impact); (2) lower turnover fee revenues due to the decrease in transmission volumes (HUF 1.5 bn impact). The 23% reduction in transmission volumes registered over the first nine months of 2007 was primarily driven by a marked difference in average temperatures between the two periods (with 2006 benefiting from extraordinary cold weather).

Transit natural gas transmission revenue decreased by 6.1% (by HUF 0.6 bn) compared to the basis period as a consequence of the 5.7% decrease of transmitted natural gas volume. A positive change in contractual conditions could partially compensate the negative impacts of gas price and exchange rate developments.

Operating costs decreased by 9.8% (by HUF 3.0 bn) compared to the Q1-Q3 2006, partly offsetting the impact of lower revenue on operating profits. The 42% decrease of the cost of natural gas used for operational purposes (mainly for driving compressors), due to both the lower volume and the lower gas price, was determinant factor in the cost improvement.

MOL has made a decision of strategic importance concerning the **enlargement of the natural gas transmission system** in order to solve the problem of limited import capacity and secure the future domestic capacity need. The enlarged import capacity will allow us to access gas-stocks of the strategic storage in the future. The capex estimated at HUF 69 bn, with targeted completion by 2007/2008. The expected return will be in line with our group target.

In Q1-Q3 2007 the **capex** was HUF 10.5 bn, up 48% compared to the basis period. In accordance with the strategic decisions - large-scale investment projects concerning pipeline construction and system development were set up in Q1-Q3 2007, which have not characterized the basic period, nor in the last 10 years.

Changes in accounting policies and estimates

Changes in IFRS effective from 1 January 2007 were adopted by the Group for the purposes of this Flash Report. Apart from some minor modifications in the current classifications, policies and disclosures (relating especially to financial instruments, further to the adoption of IFRS 7 Financial Instruments -- Disclosures), none of these has resulted in a significant impact on the financial statements. Comparative periods have been restated for these minor reclassifications.

Profit & Loss

The majority of changes in the consolidated income statement reflects the effect of the gas business sale as of 31 March 2006. While Q1-Q3 2006 figures include HUF 83.0 bn gain and the performance of the gas companies sold, Q1-Q3 2007 figures exclude this.

Group net sales revenues decreased by 20% to HUF 1,807.5 bn in Q1-Q3 2007, primarily reflecting the sale of the gas business, which was further strengthened by the lower average selling prices of refined products despite of the increased volume.

Other operating income in Q1-Q3 2007 contains the impact of the acquisition of a 42.25% minority interest in TVK due to the excess of book value of the minority interest acquired over the consideration (HUF 14.4 bn), and the HUF 17.4 bn subsequent settlement received in cash in Q3 2007 from E-On in connection with the gas business sales.

The subsequent settlement was applied pursuant to the risk allocation mechanism set up in the share purchase agreement in 2006. Based on this mechanism, in case E-On Földgázellátó (former MOL Földgázellátó Zrt.) has operating losses during the period from 30 June 2006 to 31 December 2009 (calculated for semi-annual periods) MOL is required to reimburse a portion of the loss to E-On, while in case of operating profit MOL is entitled to a portion thereof.

The amounts of subsequent settlements potentially payable by MOL in future periods is not dependent on such settlements received in earlier periods and its aggregate amount is capped at HUF 25 bn for the whole period. This aggregate amount has been accrued at the time the results of the gas business sale have been recorded in 2006. The accrual has not been released based on the estimates of the company for the future periods.

The comparative figure of other operating income primarily reflects the one-time gain of HUF 81.0 bn realized on the disposal of the gas business at the end of Q1 2006 (net of the accrual described above).

Cost of raw materials and consumables used decreased by 22%, slightly above the rate of sales decline. Within this, raw material costs decreased by 5%, primarily as a combined effect of the sharp fall in crude oil import prices (HUF 78.1 bn) and the higher quantity of import crude oil processed (HUF 24.2 bn). Cost of goods sold decreased by 65%, due to the effect of the gas business sale in Q1 2006 and the decreased volume of crude oil during the period. The value of material-type services used increased by 6% to HUF 92.2 bn.

Other operating expenses decreased by 17% to HUF 168.1 bn, mainly as a result of the effect of the sales of the two gas subsidiaries, the reduced value of export duty at ZMB joint venture and the lower mining royalty (HUF 2.2 bn, HUF 4.6 bn and HUF 17.5 bn, respectively). Mining royalty decreased as a combined effect of the disposal of the Szőreg-1 field and lower domestic and foreign production volumes as well as the higher regulated gas wholesale prices.

Personnel expenses increased by 6% to HUF 83.1 bn, due to the combined effect of an average salary increase of 6.5% and a 1.8% decrease in average headcount. The closing headcount of MOL group increased by 2.1%, from 14,151 to 14,443, mainly due to our international E&P expansion. Of the production costs incurred in Q1-Q3 2007, HUF 31.0 bn is attributable to the increase in the level of finished goods and work in progress, compared to HUF 12.0 bn in Q1-Q3 2006.

Net financial expense of HUF 28.3 bn was recorded in Q1-Q3 2007 (compared to the net financial expense of HUF 26.8 bn in Q1-Q3 2006). Interest payable was HUF 10.1 bn in Q1-Q3 2007, compared to HUF 11.4 bn recognised in Q1-Q3 2006. Interest received amounted to HUF 11.6 bn in Q1-Q3 2007, compared to HUF 8.4 bn in Q1-Q3 2006. A foreign exchange gain of HUF 4.3 bn has been recognised in Q1-Q3 2007 compared to a foreign exchange loss of HUF 23.1 bn in Q1-Q3 2006. The fair valuation expense on the conversion option embedded in the capital security issued in the monetization of treasury shares by Magnolia Finance Ltd. was HUF 29.6 bn, compared to a gain of HUF 0.9 bn in Q1-Q3 2006. The significant change year-on-year is a result of a sharp increase in EUR-based share price in the current period. In Q3 2007 fair valuation expense decreased by HUF 7.2 bn due to a significant reduction in share price volatility.

Income from associates includes INA's Q1-Q3 2007 contribution of HUF 4.6 bn compared with HUF 3.7 bn in Q1-Q3 2006.

Corporate tax expense increased by HUF 44.6 bn to HUF 66.1 bn in Q1-Q3 2007, primarily as a result of the current tax expense of MOL Plc compared to the previous year's figure, which reflects MOL Plc.'s tax holiday. The different IFRS and tax treatment of the share repurchase option with BNP (treated as a derivative instrument for tax purposes on which a significant taxable gain has been realized in Q2-Q3 2007) added HUF 13.1 bn to our tax expense. Furthermore the non-realised expense on the conversion option of our capital securities issued by Magnolia Finance Ltd. (described above) did not affect our tax base. The final tax payable will be based on the year-end valuation of the BNP options. The current tax expense is the result of the contribution of MOL Plc (16% corporate tax and 4% solidarity surplus tax), Slovnaft (19% corporate tax rate) and TVK Plc (16%+4%), of HUF 40.1 bn, HUF 9.3 bn and HUF 4.1 bn respectively, as well as the corporate tax payable on the profit of the ZMB joint venture (HUF 4.6 bn) and the corporate tax expense of the other subsidiaries.

Balance sheet

Total assets amounted to HUF 2,001.4 bn at the end of September 2007, representing a decrease of 8%, compared to 31 December 2006. Within this, Property, plant and equipment decreased by 3% to HUF 998.1 bn.

Inventories increased by 38% to HUF 249.4 bn, mainly resulting from the accumulation of the crude oil inventory due to the diversification of import resources. **Trade receivables** increased by 18% to HUF 272.4 bn. Other current assets increased by 71% due to the higher amount of prepaid and recoverable taxes and duties.

Trade and other payables increased by 9% to HUF 510.3 bn, as a result of the higher volume and price level of crude oil purchases. **Current taxes payable** increased to HUF 45.0 bn, primary representing the current tax liability of MOL Plc compared to 2006 year-end, which reflects to the tax holiday of parent company.

Total amount of provisions was HUF 121.4 bn at the end of Q3 2007, a slight decrease on the HUF 123.2 bn recorded in 2006 year-end, reflecting mainly the combined effects of unwinding of the discounts and revision of previous estimates on the discount rates used for long term environmental and field abandonment provisions.

Other non-current liabilities amounted to HUF 86.5 bn, primarily representing the financing incurred by the monetization of treasury shares by Magnolia Finance Ltd. The derivative liability resulting from this transaction was HUF 81.2 bn as of 30 September 2007.

Long-term debt (including the current portion) increased by 83% compared to the 2006 year-end, as a consequence of raising financing for our capital structure optimization program. As at 30 September 2007, 68.6% of the MOL Group's total debt was Euro-denominated, 29.4% in USD and 2.0% in HUF and other currencies. At the end of Q3 2007, MOL's gearing (net debt to net debt plus shareholders' equity including minority interests) was 25.2% compared to minus 17.3% (caused by the cash positive status of the Group) at the end of 2006.

Holders of the capital securities of Magnolia received a coupon payment of HUF 4.6 bn in Q1-Q3 2007 and the dividend for MOL shares held by Magnolia was also settled (HUF 3.1 bn). Both of these have been recorded directly against equity attributable to **minority interests**. The significant decrease in minority interest is due to the acquisition of the 42.25% shareholding in TVK (HUF 64.5 bn).

Capital structure optimisation program

The Board of Directors made a decision to develop a more efficient capital structure via treasury share buy back program, as MOL was considered as an under geared company, which put a pressure on the share price. Within this program, which was announced on 22 June 2007, MOL purchased 17,861,856 treasury shares on the market worth USD 2.8 bn between 22 June and 5 September 2007. At the same time, 19,690,362 shares held in treasury were lent in three tranches to OTP Bank and MFB Invest.

Shares repurchased and lent to third parties were recorded as treasury shares for IFRS purposes, similar to those held by BNP and Magnolia Finance Limited; consequently their purchase price was deducted from equity. The shares lent are considered as treasury shares at the calculation of EPS.

Changes in contingencies and commitments and litigations

Capital contractual commitments of the Group were HUF 118.7 bn as of Q3 2007, compared to HUF 21.0 bn at the end of 2006. The increase reflects the HUF 85.0 bn commitment to the development of the strategic gas storage at the Szőreg-1 gas field as well as the HUF 3.0 bn commitment in respect of the Matjushkinskiy exploration license acquired in April 2007. Other contingencies and commitments (guarantees, operating lease liabilities, obligations resulting from litigation in which the Group acts as defendant) did not change significantly in the first nine months of 2007 compared to the amounts reported in the previous year.

Cash flow

Operating cash flow in Q1-Q3 2007 was HUF 259.8 bn, a 36% decrease compared to Q1-Q3 2006 figure. Operating cash flow before movements in working capital decreased by 13%. The change in the working capital position decreased funds by HUF 56.4 bn, arising from an increase in inventories, trade receivables, other receivables, trade payables and other payables (of HUF 67.7 bn, HUF 44.9 bn, HUF 21.6, HUF 29.6 bn and HUF 48.2 bn respectively). Corporate taxes paid amounted to HUF 7.9 bn, relating to a cash outflow from corporate tax payments of Slovnaft and ZMB project companies.

Net cash used in investing activities was HUF 145.4 bn compared with net cash of HUF 200.7 bn provided in Q1-Q3 2006. The cash outflow of the current period reflects the combined effect of the consideration paid for the acquisition of the minority interest of TVK, the second installment paid for the acquisition of BaiTex LLC, the consideration of the acquisition of Energopetrol as well as the net settlements of post-closing purchase price adjustment on sale of WMT to E.ON Ruhrgas International AG. The comparative figure for Q1-Q3 2006 contains the consideration for gas subsidiaries (Wholesale and Storage) received at the time of closing the transaction.

Net financing cash outflows amounted to HUF 397.2 bn, being mainly the result of the repurchase of treasury shares in our capital structure optimization program, our dividend payment and net drawn down of long-term debt while the comparative figure of 2006 contained the result of the issuance of the perpetual exchangeable capital securities by the fully consolidated Magnolia, repurchase of treasury shares and HUF 176.3 bn net repayment of long-term debt.

APPENDIX I
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE MOL GROUP
PREPARED IN ACCORDANCE WITH IFRS
FOR THE PERIOD ENDED 30 SEPTEMBER 2007
Unaudited figures (in HUF million)

2006 Restated	Q2 2007	Q3 2007	Q3 2006 Restated	Ch. %		Q1-Q3 2006 Restated	Q1-Q3 2007	Ch. %
2,891,061	606,556	685,133	762,307	(10)	Net sales	2,263,145	1,807,525	(20)
101,088	2,469	24,157	3,484	593	Other operating income	91,838	43,971	(52)
2,992,149	**609,025**	**709,290**	**765,791**	**(7)**	**Total operating revenues**	**2,354,983**	**1,851,496**	**(21)**
1,363,664	325,110	397,752	391,942	1	Raw material costs	1,058,877	1,009,849	(5)
125,265	32,493	32,706	31,309	4	Value of material-type services used	87,009	92,215	6
603,523	55,891	68,211	114,513	(40)	Cost of goods purchased for resale	506,399	179,321	(65)
2,092,452	*413,494*	*498,669*	*537,764*	(7)	*Raw material and consumables used*	*1,652,285*	*1,281,385*	(22)
109,325	28,666	29,198	24,809	18	Personnel expenses	78,457	83,059	6
132,826	32,036	38,816	32,369	20	Depreciation, depletion, amortisation and impairment	96,589	104,930	9
277,480	50,969	59,331	74,759	(21)	Other operating expenses	203,143	168,068	(17)
13,337	(1,922)	(5,991)	6,567	n.a.	Change in inventory of finished goods & work in progress	(12,008)	(30,980)	158
(28,084)	(2,574)	(3,670)	(5,231)	(30)	Work performed by the enterprise and capitalised	(15,730)	(8,825)	(44)
2,597,336	**520,669**	**616,353**	**671,037**	**(8)**	**Total operating expenses**	**2,002,736**	**1,597,637**	**(20)**
394,813	**88,356**	**92,937**	**94,754**	**(2)**	**Operating profit**	**352,247**	**253,859**	**(28)**
13,191	4,841	1,819	3,793	(52)	Interest received	8,360	11,626	39
55	79	-	23	(100)	Dividends received	38	79	108
-	(542)	-	851	(100)	Fair valuation difference of conversion option	851	-	n.a.
4,430	2,776	(1,214)	3,080	n.a.	Exchange gains and other financial income	3,496	5,202	49
17,676	**7,154**	**605**	**7,747**	**(92)**	***Financial income***	**12,745**	**16,907**	**33**
13,427	3,364	3,434	2,934	17	Interest on borrowings	11,420	10,068	(12)
6,113	1,715	573	1,529	(63)	Interest on provisions	4,571	3,394	(26)
14,131	36,793	(7,160)	(4,953)	45	Fair valuation difference of conversion option	-	29,633	n.a.
21,623	108	(1,191)	(4,663)	(74)	Exchange losses and other financial expenses	23,577	2,107	(91)
55,294	**41,980**	**(4,344)**	**(5,153)**	**(16)**	***Financial expense***	**39,568**	**45,202**	**14**
37,618	**34,826**	**(4,949)**	**(12,900)**	**(62)**	**Total financial expense/(gain), net**	**26,823**	**28,295**	**5**
5,195	762	2,935	(791)	n.a.	Income from associates	3,827	4,774	25
362,390	**54,292**	**100,821**	**106,863**	**(6)**	**Profit before tax**	**329,251**	**230,338**	**(30)**
24,864	26,697	26,811	9,407	185	Income tax expense	21,555	66,146	207
337,526	**27,595**	**74,010**	**97,456**	**(24)**	**Net income for the year**	**307,696**	**164,192**	**(47)**
329,483	26,930	73,449	95,041	(23)	Attributable to: Equity holders of the parent	306,894	159,846	(48)
8,043	665	561	2,415	(77)	Minority interests	802	4,346	442
3,424	**292**	**942**	**1,032**	**(9)**	**Basic earnings per share (HUF)**	**3,190**	**1,827**	**(43)**
3,376	**291**	**785**	**901**	**(13)**	**Diluted earnings per share (HUF)** [1]	**3,018**	**1,816**	**(40)**

[1] Diluted earnings per share is calculated considering the potentially dilutive effect of the conversion option embedded in the Perpetual Exchangeable Capital Securities in the number of outstanding shares and by excluding the fair valuation difference of the conversion option from the net income attributable to equity holders of the parent.

APPENDIX II

CONSOLIDATED BALANCE SHEETS FOR THE MOL GROUP PREPARED IN ACCORDANCE WITH IFRS AS AT 30 SEPTEMBER 2007 Unaudited figures (in HUF million)

31 Dec. 2006 Restated		30 September 2006 Restated	30 September 2007	Change %
	Assets			
	Non-current assets			
92,598	Intangible assets	39,394	103,372	162
1,027,148	Property, plant and equipment	1,009,045	998,095	(1)
131,569	Investments in associated companies	141,817	144,119	2
1,597	Available-for-sale investments	454	429	(6)
20,500	Deferred tax asset	21,100	18,231	(14)
26,936	Other non-current assets	31,097	27,356	(12)
1,300,348	**Total non-current assets**	**1,242,907**	**1,291,602**	**4**
	Current assets			
181,030	Inventories	219,114	249,416	14
229,986	Trade receivables, net	262,034	272,390	4
44,118	Other current assets	68,688	75,224	10
10,059	Prepaid taxes	4,253	356	(92)
399,104	Cash and cash equivalents	397,461	112,416	(72)
864,297	**Total current assets**	**951,550**	**709,802**	**(25)**
2,164,645	**Total assets**	**2,194,457**	**2,001,404**	**(9)**
	Equity and Liabilities			
	Shareholders' equity			
83,467	Share capital[1]	83,467	65,950	(21)
666,716	Reserves	684,560	466,635	(32)
329,483	Net income attributable to equity holders of the parent	306,894	159,846	(48)
1,079,666	**Equity attributable to equity holders of the parent**	**1,074,921**	**692,431**	**(36)**
191,537	Minority interest	185,894	122,919	(34)
1,271,203	**Total equity**	**1,260,815**	**815,350**	**(35)**
	Non-current liabilities			
208,279	Long-term debt, net of current portion	231,024	382,792	66
112,646	Provisions	112,374	112,054	-
33,016	Deferred tax liability	18,943	36,470	93
56,881	Other non-current liabilities	43,507	86,500	99
410,822	**Total non-current liabilities**	**405,848**	**617,816**	**52**
	Current liabilities			
467,993	Trade and other payables	507,224	510,311	1
467	Current taxes payable	2,713	45,025	1,560
10,507	Provisions	14,178	9,325	(34)
2,175	Short-term debt	2,164	2,140	(1)
1,478	Current portion of long-term debt	1,515	1,437	(5)
482,620	**Total current liabilities**	**527,794**	**568,238**	**8**
2,164,645	**Total equity and liabilities**	**2,194,457**	**2,001,404**	**(9)**

[1] Compared to HAS, registered share capital in IFRS does not include issued MOL shares owned by BNP Paribas (treated as liability due to the connecting option structure) or lent to third parties and is decreased by the face value of treasury shares and shares owned by Magnolia.

APPENDIX III

MOVEMENTS IN SHAREHOLDERS' EQUITY FOR THE MOL GROUP PREPARED IN ACCORDANCE WITH IFRS

FOR THE PERIOD ENDED 30 SEPTEMBER 2007 - Unaudited figures (in HUF million)

	Share capital	Share premium	Fair valuation reserve	Translation reserve	Equity component of debt and difference in buy-back prices	Retained earnings	Total reserves	Net income attributable to equity holders of the parent	Total equity attributable to equity holders of the parent	Minority interest	Total equity
Opening balance 1 January 2006	**94,020**	**134,850**	**1,662**	**31,704**	**(5,456)**	**481,580**	**644,340**	**244,919**	**983,279**	**70,359**	**1,053,638**
Cash flow hedges, net of deferred tax	-	-	1,327	-	-	-	**1,327**	-	**1,327**	-	**1,327**
Available for sale financial instruments, net of deferred tax	-	-	1,264	-	-	-	**1,264**	-	**1,264**	-	**1,264**
Currency translation differences	-	-	-	50,815	-	-	**50,815**	-	**50,815**	690	**51,505**
Total income and expense for the period recognized directly in equity	-	-	2,591	50,815	-	-	**53,406**	-	**53,406**	690	**54,096**
Profit for the period	-	-	-	-	-	-	-	306,894	**306,894**	802	**307,696**
Total income and expense for the period	-	-	2,591	50,815	-	-	**53,406**	306,894	**360,300**	1,492	**361,792**
Transfer to reserves of retained profit for the previous year	-	-	-	-	-	244,919	**244,919**	(244,919)	-	-	-
Equity dividends	-	-	-	-	-	(30,075)	**(30,075)**	-	**(30,075)**	-	**(30,075)**
Dividends of subsidiaries	-	-	-	-	-	-	-	-	-	(7,121)	**(7,121)**
Net change in balance of treasury shares held	(10,898)	(226,275)	-	-	-	-	**(226,275)**	-	**(237,173)**	-	**(237,173)**
Conversion of convertible bonds	345	1,595	-	-	-	-	**1,595**	-	**1,940**	-	**1,940**
Equity recorded for share-based payment	-	-	-	-	-	(732)	**(732)**	-	**(732)**	-	**(732)**
Issuance of Perpetual Exchangeable Capital Securities	-	-	-	-	-	-	-	-	-	121,164	**121,164**
Shares under repurchase obligation	-	-	-	-	(2,618)	-	**(2,618)**	-	**(2,618)**	-	**(2,618)**
Closing balance 30 September 2006	**83,467**	**(89,830)**	**4,253**	**82,519**	**(8,074)**	**695,692**	**684,560**	**306,894**	**1,074,921**	**185,894**	**1,260,815**
Opening balance 1 January 2007	**83,467**	**(89,830)**	**4,930**	**64,011**	**(8,074)**	**695,679**	**666,716**	**329,483**	**1,079,666**	**191,537**	**1,271,203**
Cash flow hedges, net of deferred tax	-	-	722	-	-	-	**722**	-	**722**	-	**722**
Available for sale financial instruments, net of deferred tax	-	-	2,533	-	-	-	**2,533**	-	**2,533**	-	**2,533**
Currency translation differences	-	-	-	(1,802)	-	-	**(1,802)**	-	**(1,802)**	127	**(1,675)**
Total income and expense for the period recognized directly in equity	-	-	3,255	(1,802)	-	-	**1,453**	-	**1,453**	**127**	**1,580**
Profit for the period	-	-	-	-	-	-	-	159,846	**159,846**	4,346	**164,192**
Total income and expense for the period	-	-	3,255	(1,802)	-	-	**1,453**	159,846	**161,299**	**4,473**	**165,772**
Transfer to reserves of retained profit for the previous year	-	-	-	-	-	329,483	**329,483**	(329,483)	-	-	-
Equity dividends	-	-	-	-	-	(42,398)	**(42,398)**	-	**(42,398)**	-	**(42,398)**
Dividends of subsidiaries	-	-	-	-	-	-	-	-	-	(8,957)	**(8,957)**
Net change in balance of treasury shares held	(17,862)	(490,517)	-	-	-	-	**(490,517)**	-	**(508,379)**	-	**(508,379)**
Equity recorded for share-based payment	-	-	-	-	-	303	**303**	-	**303**	-	**303**
Conversion of convertible bonds	345	1,595	-	-	-	-	**1,595**	-	**1,940**	-	**1,940**
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	380	**380**
Acquisition of minority interest	-	-	-	-	-	-	-	-	-	(64,514)	**(64,514)**
Closing balance 30 September 2007	**65,950**	**(578,752)**	**8,185**	**62,209**	**(8,074)**	**983,067**	**466,635**	**159,846**	**692,431**	**122,919**	**815,350**

APPENDIX IV
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE MOL GROUP
PREPARED IN ACCORDANCE WITH IFRS FOR THE PERIOD ENDED 30 SEPTEMBER 2007
Unaudited figures (in HUF million)

2006	Q2 2007	Q3 2007	Q3 2006 Restated	Ch. %		Q1-Q3 2006 Restated	Q1-Q3 2007	Ch. %
394,813	**88,356**	**92,937**	**94,754**	**(2)**	**Profit from operations**	**352,247**	**253,859**	**(28)**
					Adjustments to reconcile operating profit to net cash provided by operating activities			
132,826	32,036	38,816	32,369	20	Depreciation, depletion, amortisation and impairment	96,589	104,930	9
-	(456)	-	-	n.a.	Acquisition of minority interest of TVK	-	(14,351)	n.a.
2,383	(747)	573	2,417	(76)	Write-off / (reversal of write-off) of inventories	2,500	126	(95)
(3,289)	(2,708)	(2,127)	(638)	233	Increase / (decrease) in provisions	(3,381)	(5,455)	61
(1,124)	(297)	(215)	(506)	(58)	Net (gain) / loss on sale of property, plant and equipment	113	(2,760)	n.a.
3,942	17	166	191	(13)	Write-off / (reversal of write-off) of receivables	926	312	(66)
522	(585)	(2,613)	(1,750)	49	Unrealised foreign exchange (gain) / loss on receivables and payables	451	(3,904)	n.a.
(86,316)	-	(17,413)	-	n.a.	Net gain on sale of subsidiaries	(82,564)	(17,413)	(79)
5,469	2,821	1,992	1,618	23	Exploration and development costs expensed during the year	5,317	6,245	17
(489)	108	88	358	(75)	Share-based payment	(597)	303	n.a.
3,397	935	566	1,064	(47)	Other non cash items	2,256	2,110	(6)
452,134	**119,480**	**112,770**	**129,877**	**(13)**	**Operating cash flow before changes in working capital**	**373,857**	**324,002**	**(13)**
72,706	(4,287)	(41,322)	6,582	n.a.	(Increase) / decrease in inventories	35,160	(67,739)	n.a.
10,896	(31,153)	(14,977)	(249)	5,915	(Increase) / decrease in trade receivables	(23,156)	(44,850)	94
5,016	(21,031)	9,135	2,082	339	(Increase) / decrease in other receivables	(13,298)	(21,599)	62
(20,948)	13,940	52,721	(3,694)	n.a.	Increase / (decrease) in trade payables	(31,577)	29,640	n.a.
34,290	24,258	(3,935)	21,318	n.a.	Increase / (decrease) in other payables	78,142	48,221	(38)
(24,586)	1,484	(5,499)	(5,079)	8	Corporate taxes paid	(14,727)	(7,899)	(46)
529,508	**102,691**	**108,893**	**150,837**	**(28)**	**Net cash provided by operating activities**	**404,401**	**259,776**	**(36)**
(144,846)	(37,534)	(35,095)	(34,011)	3	Capital expenditures, exploration and development costs	(79,783)	(89,963)	13
8,816	398	776	668	16	Proceeds from disposals of property, plant and equipment	6,961	3,780	(46)
(42,462)	(7,318)	(2,147)	-	n.a.	Acquisition of subsidiaries, net cash	-	(60,823)	n.a.
-	(85)	-	-	n.a.	Acquisition of joint ventures, net cash	-	(4,544)	n.a.
-	(2)	(53)	-	n.a.	Acquisition of other investments	(289)	(55)	(81)
272,126	(24,099)	16,576	670	2,374	Net cash inflow on sales on subsidiary undertakings	264,769	(7,523)	n.a.
3,187	-	-	-	n.a.	Proceeds from disposal of associated companies and other investments	-	-	n.a.
1,493	792	(106)	526	n.a.	Changes in loans given and long-term bank deposits	(225)	(117)	(48)
(112)	5	-	1	n.a.	Changes in short-term investments	43	-	n.a.
12,637	4,897	1,910	3,105	(38)	Interest received and other financial income	8,425	12,625	50
830	105	1,101	590	87	Dividends received	813	1,206	48
111,669	**(62,841)**	**(17,038)**	**(28,451)**	**(40)**	**Net cash (used in) / provided by investing activities**	**200,714**	**(145,414)**	**n.a.**
159,174	-	-	-	n.a.	Issuance of Perpetual Exchangeable Capital Securities	159,174	-	n.a.
432,020	37,454	203,911	-	n.a.	Long-term debt drawn down	432,020	241,365	(44)
(608,486)	(37,819)	(28,695)	(11,363)	153	Repayments of long-term debt	(608,329)	(66,532)	(89)
(137)	3	3	5	(40)	Changes in other long-term liabilities	(156)	117	n.a.
33,791	(1,716)	(1,177)	1,125	n.a.	Changes in short-term debt	33,393	(1,527)	n.a.
(26,815)	(8,624)	(1,358)	375	n.a.	Interest paid and other financial expenses	(17,751)	(11,060)	(38)
(30,174)	(41,946)	(396)	(19)	1,984	Dividends paid to shareholders	(30,169)	(42,342)	40
(8,755)	(5,793)	(1,534)	(2,320)	(34)	Dividends paid to minority interest	(7,171)	(8,836)	23
(238,099)	(180,997)	(327,382)	-	n.a.	Repurchase of treasury shares	(238,099)	(508,379)	114
(287,481)	**(239,438)**	**(156,628)**	**(12,197)**	**1.184**	**Net cash used in financing activities**	**(277,088)**	**(397,194)**	**43**
353,696	**(199,588)**	**(64,773)**	**110,189**	**n.a.**	**Increase/(decrease) in cash and cash equivalents**	**332,005**	**(282,832)**	**n.a.**
64,170	373,096	175,970	295,700	(40)	Cash and cash equivalents at the beginning of the period	64,170	399,104	522
214	-	-	-	n.a.	Cash effect of consolidation of subsidiaries previously accounted for as other investment	214	-	n.a.
1,098	(476)	1,810	1,114	62	Exchange differences on the consolidation of foreign subsidiaries	1,072	(844)	n.a.
(20,074)	2,938	(591)	(9,542)	(94)	Unrealised foreign exchange difference on cash and cash equivalents	3,978	(3,012)	n.a.
399,104	**175,970**	**112,416**	**397,461**	**(72)**	**Cash and cash equivalents at the end of the period**	**397,461**	**112,416**	**(72)**

APPENDIX V
KEY IFRS FINANCIAL DATA BY BUSINESS SEGMENT (in HUF million)

2006 Restated	Q2 2007	Q3 2007	Q3 2006 Restated	Ch. %	NET SALES REVENUES[1]	Q1-Q3 2006 Restated	Q1-Q3 2007	Ch. %
389,611	76,488	85,486	102,679	(17)	Exploration and Production	296,566	237,220	(20)
2,331,254	539,778	607,818	681,430	(11)	Refining and Marketing	1,798,126	1,586,143	(12)
368,195	16,530	17,641	16,471	7	Natural Gas	350,058	54,560	(84)
451,248	125,151	124,969	113,269	10	Petrochemicals	333,560	361,888	8
103,034	21,803	22,823	22,937	-	Corporate and other	62,529	60,045	(4)
3,643,342	**779,750**	**858,737**	**936,786**	**(8)**	**TOTAL NET SALES REVENUES**	**2,840,839**	**2,299,856**	**(19)**
(752,281)	**(173,194)**	**(173,604)**	**(174,479)**	**(1)**	**Less: Inter(segment transfers)**	**(577,694)**	**(492,331)**	**(15)**
(227,261)	(37,046)	(39,889)	(50,174)	(20)	ow: Exploration and Production	(187,286)	(111,241)	(41)
(324,391)	(89,307)	(87,789)	(78,247)	12	ow: Refining and Marketing	(250,785)	(252,864)	1
(8,261)	(42)	(36)	(27)	33	ow: Natural Gas	(8,176)	(163)	(98)
(95,392)	(26,492)	(24,751)	(24,188)	2	ow: Petrochemicals	(72,318)	(73,175)	1
(96,976)	(20,307)	(21,139)	(21,843)	(3)	ow: Corporate and other	(59,129)	(54,888)	(7)
2,891,061	**606,556**	**685,133**	**762,307**	**(10)**	**TOTAL NET EXTERNAL SALES REVENUES**	**2,263,145**	**1,807,525**	**(20)**

2006 Restated	Q2 2007	Q3 2007	Q3 2006 Restated	Ch. %	OPERATING PROFIT[1]	Q1-Q3 2006 Restated	Q1-Q3 2007	Ch. %
120,440	22,939	19,585	34,893	(44)	Exploration and Production	105,623	59,160	(44)
169,028	57,099	45,876	58,697	(22)	Refining and Marketing	152,011	130,275	(14)
109,620	7,982	8,190	5,467	50	Natural Gas *	101,324	28,715	(72)
23,285	12,185	11,938	5,463	119	Petrochemicals	13,035	36,750	182
(45,090)	(9,950)	7,924	(9,987)	n.a.	Corporate and other	(35,407)	2,855	n.a.
17,530	(1,899)	(576)	221	n.a.	Intersegment transfers[2]	15,661	(3,896)	n.a.
394,813	**88,356**	**92,937**	**94,754**	**(2)**	**TOTAL**	**352,247**	**253,859**	**(28)**

*Gas segment operating profit, in addition to subsidiary results, includes segment level consolidation effects and the one-off effects of asset sale.

2006 Restated	Q2 2007	Q3 2007	Q3 2006 Restated	Ch. %	OPERATING PROFIT EXCLUDING SPECIAL ITEMS*	Q1-Q3 2006 Restated	Q1-Q3 2007	Ch. %
120,440	22,939	19,585	34,893	(44)	Exploration and Production	105,623	59,160	(44)
169,028	57,099	45,876	58,697	(22)	Refining and Marketing	152,011	130,275	(14)
36,171	7,982	8,190	5,467	50	Natural Gas	27,085	28,715	6
23,285	12,185	11,938	5,463	119	Petrochemicals	13,035	36,750	182
(45,090)	(10,401)	(9,489)	(9,987)	(5)	Corporate and other	(35,407)	(28,909)	(18)
8,724	(1,899)	(576)	221	n.a.	Intersegment transfers[2]	6,855	(3,896)	n.a.
312,558	**87,905**	**75,524**	**94,754**	**(20)**	**TOTAL**	**269,202**	**222,095**	**(17)**

*Operating profit excluding the one-off gain of HUF 83.0 bn on the gas transaction and the profit of the subsidiaries sold in this transaction (Wholesale and Storage) in Q1 2006 and the one-off gain on the acquisition of TVK shares (HUF 14.4 bn) realised in H1 2007 (recorded in Corporate and other segment) as well as the subsequent price adjustment for gas business sale received in Q3 2007 (HUF 17.4 bn).

2006 Restated	Q2 2007	Q3 2007	Q3 2006 Restated	Ch. %	DEPRECIATION	Q1-Q3 2006 Restated	Q1-Q3 2007	Ch. %
36,114	6,613	14,008	7,690	82	Exploration and Production	24,226	30,438	26
62,196	16,047	15,784	15,868	(1)	Refining and Marketing	47,136	47,390	1
6,747	1,749	1,707	1,634	4	Natural Gas	4,941	5,107	3
18,487	4,902	4,755	4,605	3	Petrochemicals	13,540	14,252	5
9,283	2,725	2,562	2,572	-	Corporate and other	6,746	7,743	15
132,827	**32,036**	**38,816**	**32,369**	**20**	**TOTAL**	**96,589**	**104,930**	**9**

2006 Restated	Q2 2007	Q3 2007	Q3 2006 Restated	Ch. %	EBITDA	Q1-Q3 2006 Restated	Q1-Q3 2007	Ch. %
156,554	29,552	33,593	42,583	(21)	Exploration and Production	129,849	89,598	(31)
231,224	73,146	61,660	74,565	(17)	Refining and Marketing	199,147	177,665	(11)
116,367	9,731	9,897	7,101	39	Natural Gas	106,265	33,822	(68)
41,772	17,087	16,693	10,068	66	Petrochemicals	26,575	51,002	92
(35,807)	(7,225)	10,486	(7,415)	n.a.	Corporate and other	(28,661)	10,598	n.a.
17,530	(1,899)	(576)	221	n.a.	Intersegment transfers[2]	15,661	(3,896)	n.a.
527,640	**120,392**	**131,753**	**127,123**	**4**	**TOTAL**	**448,836**	**358,789**	**(20)**

2006 Restated	Q2 2007	Q3 2007	Q3 2006 Restated	Ch. %	EBITDA EXCLUDING SPECIAL ITEMS*	Q1-Q3 2006 Restated	Q1-Q3 2007	Ch. %
156,554	29,552	33,593	42,583	(21)	Exploration and Production	129,849	89,598	(31)
231,224	73,146	61,660	74,565	(17)	Refining and Marketing	199,147	177,665	(11)
42,918	9,731	9,897	7,101	39	Natural Gas	32,026	33,822	6
41,772	17,087	16,693	10,068	66	Petrochemicals	26,575	51,002	92
(35,807)	(7,676)	(6,927)	(7,415)	(7)	Corporate and other	(28,661)	(21,166)	(26)
8,724	(1,899)	(576)	221	n.a.	Intersegment transfers[2]	6,855	(3,896)	n.a.
445,385	**119,941**	**114,340**	**127,123**	**(10)**	**TOTAL**	**365,791**	**327,025**	**(11)**

*EBITDA excluding the one-off gain of HUF 83.0 bn on the gas transaction and the profit of the subsidiaries sold in this transaction (Wholesale and Storage) in Q1 2006 and the one-off gain on the acquisition of TVK shares (HUF 14.4 bn) realised in H1 2007 (recorded in Corporate and other segment) as well as the subsequent price adjustment for gas business sale received in Q3 2007 (HUF 17.4 bn).

2006	Q2 2007	Q3 2007	Q3 2006 Restated	Ch. %	CAPITAL EXPENDITURES	Q1-Q3 2006 Restated	Q1-Q3 2007	Ch. %
79,639	15,946	14,101	8,409	68	Exploration and Production	23,807	37,425	57
74,808	12,691	10,853	18,395	(41)	Refining and Marketing	35,594	32,391	(9)
13,111	1,663	7,681	2,464	212	Natural Gas	9,054	10,475	16
8,923	751	2,341	2,829	(17)	Petrochemicals	5,518	3,526	(36)
10,731	1,301	2,044	1,801	13	Corporate and other	3,702	53,961	1,358
187,212	**32,352**	**37,020**	**33,898**	**9**	**TOTAL**	**77,675**	**137,779**	**77**

31/12/2006 Restated	31/06/2007	TANGIBLE ASSETS	30/09/2006 Restated	30/09/2007	Ch. %
147,056	133,429	Exploration and Production	147,694	139,371	(6)
540,361	522,229	Refining and Marketing	527,127	521,218	(1)
79,022	78,168	Natural Gas	76,796	84,429	10
196,188	188,476	Petrochemicals	197,916	186,996	(6)
64,521	62,766	Corporate and other	59,512	66,081	11
1,027,148	**985,068**	**TOTAL**	**1,009,045**	**998,095**	**(1)**

[1] Net external sales revenues and operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers domestically produced crude oil, condensates and LPG to Refining and Marketing and natural gas to the Natural Gas segment. Refining and Marketing transfers chemical feedstock, propylene and isobutane to Petrochemicals and Petrochemicals transfers various by-products to Refining and Marketing. The internal transfer prices used are based on prevailing market prices. The gas transfer price equals the average import price. Divisional figures contain the results of the fully consolidated subsidiaries engaged in the respective divisions.
[2] This line shows the effect on operating profit of the change in the amount of unrealised profit deferred in respect of transfers between segments. Unrealised profits arise where the item transferred is held in inventory by the receiving segment and a third party sale takes place only in a subsequent quarter. For segmental reporting purposes the transferor segment records a profit immediately at the point of transfer. However, at the company level profit is only reported when the related third party sale has taken place. In previous years this unrealised profit effect was not shown separately, but was included in the reported segmental result of the receiving segment. Unrealised profits arise principally in respect of transfers from Exploration & Production to Natural Gas and from Refining & Marketing to Petrochemicals.

APPENDIX VI
KEY IFRS FINANCIAL DATA BY BUSINESS SEGMENT (in USD million)

2006 Restated	Q2 2007	Q3 2007	Q3 2006 Restated	Ch. %	NET SALES REVENUES[1]	Q1-Q3 2006 Restated	Q1-Q3 2007	Ch. %
1,851	415	466	475	(2)	Exploration and Production	1,391	1,271	(9)
11,075	2,929	3,316	3,153	5	Refining and Marketing	8,434	8,496	1
1,749	90	96	76	26	Natural Gas	1,642	292	(82)
2,144	679	682	524	30	Petrochemicals	1,565	1,938	24
489	118	125	106	18	Corporate and other	293	322	10
17,308	**4,231**	**4,685**	**4,334**	**8**	**TOTAL NET SALES REVENUES**	**13,325**	**12,319**	**(8)**
(3,574)	**(940)**	**(947)**	**(807)**	**17**	Less: Inter(segment transfers)	**(2,708)**	**(2,637)**	**(3)**
(1,080)	(201)	(218)	(232)	(6)	ow: Exploration and Production	(878)	(596)	(32)
(1,541)	(485)	(479)	(362)	32	ow: Refining and Marketing	(1,176)	(1,354)	15
(39)	-	-	-	-	ow: Natural Gas	(38)	(1)	(97)
(453)	(144)	(135)	(112)	21	ow: Petrochemicals	(339)	(392)	16
(461)	(110)	(115)	(101)	14	ow: Corporate and other	(277)	(294)	6
13,734	**3,291**	**3,738**	**3,527**	**6**	**TOTAL NET EXTERNAL SALES REVENUES**	**10,617**	**9,682**	**(9)**

2006 Restated	Q2 2007	Q3 2007	Q3 2006 Restated	Ch. %	OPERATING PROFIT[1]	Q1-Q3 2006 Restated	Q1-Q3 2007	Ch. %
572	124	107	161	(34)	Exploration and Production	495	317	(36)
803	310	250	272	(8)	Refining and Marketing	713	698	(2)
521	43	45	25	80	Natural Gas *	475	154	(68)
111	66	65	25	160	Petrochemicals	61	197	223
(214)	(54)	43	(46)	n.a.	Corporate and other	(166)	15	n.a.
83	(10)	(3)	1	n.a.	Intersegment transfers[2]	73	(21)	n.a.
1,876	**479**	**507**	**438**	**16**	**TOTAL**	**1,651**	**1,360**	**(18)**

*Gas segment operating profit, in addition to subsidiary results, includes segment level consolidation effects and the one-off effects of asset sale.

2006 Restated	Q2 2007	Q3 2007	Q3 2006 Restated	Ch. %	OPERATING PROFIT EXCLUDING SPECIAL ITEMS*	Q1-Q3 2006 Restated	Q1-Q3 2007	Ch. %
572	124	107	161	(34)	Exploration and Production	495	317	(36)
803	310	250	272	(8)	Refining and Marketing	713	698	(2)
172	43	45	25	80	Natural Gas	127	154	21
111	66	65	25	160	Petrochemicals	61	197	223
(214)	(56)	(52)	(46)	(13)	Corporate and other	(166)	(155)	(7)
41	(10)	(3)	1	n.a.	Intersegment transfers[2]	32	(21)	n.a.
1,485	**477**	**412**	**438**	**(6)**	**TOTAL**	**1,262**	**1,190**	**(6)**

*Operating profit excluding the one-off gain of USD 392.5 m on the gas transaction and the profit of the subsidiaries sold in this transaction (Wholesale and Storage) in Q1 2006 and the one-off gain on the acquisition of TVK shares (USD 74.7 m) realised in H1 2007 (recorded in Corporate and other segment) as well as the subsequent price adjustment for gas business sale received in Q3 2007 (USD 95.0 m).

2006 Restated	Q2 2007	Q3 2007	Q3 2006 Restated	Ch. %	DEPRECIATION	Q1-Q3 2006 Restated	Q1-Q3 2007	Ch. %
172	36	76	36	111	Exploration and Production	114	163	43
295	87	86	73	18	Refining and Marketing	221	254	15
32	9	9	8	13	Natural Gas	23	27	17
88	27	26	21	24	Petrochemicals	64	76	19
44	15	14	12	17	Corporate and other	32	41	28
631	**174**	**211**	**150**	**41**	**TOTAL**	**454**	**561**	**24**

2006 Restated	Q2 2007	Q3 2007	Q3 2006 Restated	Ch. %	EBITDA	Q1-Q3 2006 Restated	Q1-Q3 2007	Ch. %
744	160	183	197	(7)	Exploration and Production	609	480	(21)
1,098	397	336	345	(3)	Refining and Marketing	934	952	2
553	52	54	33	64	Natural Gas	498	181	(64)
199	93	91	46	98	Petrochemicals	125	273	118
(170)	(39)	57	(34)	n.a.	Corporate and other	(134)	56	n.a.
83	(10)	(3)	1	n.a.	Intersegment transfers[2]	73	(21)	n.a.
2,507	**653**	**718**	**588**	**22**	**TOTAL**	**2,105**	**1,921**	**(9)**

2006 Restated	Q2 2007	Q3 2007	Q3 2006 Restated	Ch. %	EBITDA EXCLUDING SPECIAL ITEMS*	Q1-Q3 2006 Restated	Q1-Q3 2007	Ch. %
744	160	183	197	(7)	Exploration and Production	609	480	(21)
1,098	397	336	345	(3)	Refining and Marketing	934	952	2
204	52	54	33	64	Natural Gas	150	181	21
199	93	91	46	98	Petrochemicals	125	273	118
(170)	(41)	(38)	(34)	(12)	Corporate and other	(134)	(114)	(15)
41	(10)	(3)	1	n.a.	Intersegment transfers[2]	32	(21)	n.a.
2,116	**651**	**623**	**588**	**6**	**TOTAL**	**1,716**	**1,751**	**2**

*EBITDA excluding the one-off gain of USD 392.5 m on the gas transaction and the profit of the subsidiaries sold in this transaction (Wholesale and Storage) in Q1 2006 and the one-off gain on the acquisition of TVK shares (USD 74.7 m) realised in H1 2007 (recorded in Corporate and other segment) as well as the subsequent price adjustment for gas business sale received in Q3 2007 (USD 95.0 m).

2006	Q2 2007	Q3 2007	Q3 2006 Restated	Ch. %	CAPITAL EXPENDITURES	Q1-Q3 2006 Restated	Q1-Q3 2007	Ch. %
378	87	77	39	97	Exploration and Production	112	200	79
355	69	59	85	(31)	Refining and Marketing	167	174	4
62	9	42	11	282	Natural Gas	42	56	33
42	4	13	13	-	Petrochemicals	26	19	(27)
51	7	11	8	38	Corporate and other	17	289	1,600
888	**176**	**202**	**156**	**29**	**TOTAL**	**364**	**738**	**103**

31/12/2006 Restated	31/06/2007	TANGIBLE ASSETS	30/09/2006 Restated	30/09/2007	Ch. %
768	730	Exploration and Production	685	788	15
2,820	2,859	Refining and Marketing	2,444	2,948	21
412	428	Natural Gas	356	478	34
1,024	1,032	Petrochemicals	918	1,058	15
337	344	Corporate and other	276	374	36
5,361	**5,393**	**TOTAL**	**4,679**	**5,646**	**21**

[1] Net external sales revenues and operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers domestically produced crude oil, condensates and LPG to Refining and Marketing and natural gas to the Natural Gas segment. Refining and Marketing transfers chemical feedstock, propylene and isobutane to Petrochemicals and Petrochemicals transfers various by-products to Refining and Marketing. The internal transfer prices used are based on prevailing market prices. The gas transfer price equals the average import price. Divisional figures contain the results of the fully consolidated subsidiaries engaged in the respective divisions.

[2] This line shows the effect on operating profit of the change in the amount of unrealised profit deferred in respect of transfers between segments. Unrealised profits arise where the item transferred is held in inventory by the receiving segment and a third party sale takes place only in a subsequent quarter. For segmental reporting purposes the transferor segment records a profit immediately at the point of transfer. However, at the company level profit is only reported when the related third party sale has taken place. In previous years this unrealised profit effect was not shown separately, but was included in the reported segmental result of the receiving segment. Unrealised profits arise principally in respect of transfers from Exploration & Production to Natural Gas and from Refining & Marketing to Petrochemicals.

APPENDIX VII
MAIN EXTERNAL PARAMETERS

2006	Q2 2007	Q3 2007	Q3 2006	Ch. %		Q1-Q3 2006	Q1-Q3 2007	Ch. %
65.1	68.8	74.9	69.5	8	Brent dated (USD/bbl)	67.0	67.1	0
61.4	65.3	72.3	65.7	10	Ural Blend (USD/bbl)	62.9	64.0	2
619.3	740.7	709.8	677.6	5	Premium unleaded gasoline 10 ppm (USD/t)*	650.1	667.7	3
608.4	631.1	682.6	644.3	6	Gas oil – ULSD 10 ppm (USD/t)*	621.0	619.6	0
536.9	636.4	654.2	568.0	15.2	Naphtha (USD/t)**	550.0	604.5	10
126.9	219.7	143.4	151.9	(6)	Crack spread – premium unleaded (USD/t)*	143.6	159.9	11
115.6	110.5	116.2	118.6	(2)	Crack spread – gas oil (USD/t)*	114.5	111.8	(2)
44.1	115.8	87.9	42.3	108	Crack spread – naphtha (USD/t)**	43.5	96.6	122
863	890	925	900	3	Ethylene (EUR/t)	850	890	5
469	508	540	481	12	Integrated petrochemical margin (EUR/t)	442	533	21
210.5	184.3	183.3	216.1	(15)	HUF/USD average	213.2	186.7	(12)
29.7	25.0	24.4	29.7	(18)	SKK/USD average	30.3	25.2	(17)
5.13	5.27	5.39	5.37	0	3m USD LIBOR (%)	5.08	5.31	5
3.08	4.07	4.49	3.22	39	3m EURIBOR (%)	2.91	4.13	42
6.99	7.81	7.63	7.33	4	3m BUBOR (%)	6.62	7.84	18

* FOB Rotterdam parity
** FOB Med parity

Q2 2007	Q3 2007	Ch. %		Q4 2006	Q3 2007	Ch. %
182.7	176.8	(3)	HUF/USD closing	191.6	176.8	(8)
245.9	250.8	2	HUF/EUR closing	252.3	250.3	(1)

APPENDIX VIII
EXTRAORDINARY ANNOUNCEMENTS IN Q1-Q3 2007

Announcement date	
4 January	MOL has acquired an ownership in the MSZKSZ Zrt.
9 January	MOL started negotiations to secure uninterrupted supply of crude oil
11 January	Crude supply to MOL refineries re-started
22 January	New activity in MOL's Articles of Association
23 February	Change in influence of MOL in TVK (two announcements)
26 March	Invitation to the Annual General Meeting
29 March	Correction in invitation to the Annual General Meeting
30 March	MOL Plc. announcement media
6 April	Documents for the Annual General Meeting
24 April	MOL acquired 100% stake in Matjushkinskaya Vertikal LLC
25 April	MOL established a natural gas trading company
26 April	Resolutions on the annual general meeting of MOL held on 26 april 2007
2 May	Share sale of MOL manager
4 May	Dividend announcement for the 2006 financial year
17 May	MOL-ExxonMobil agree to jointly examine unconventional resource potential
24 May	MOL decided on the development program in the Duna refinery
25 May	Share sale of MOL manager
29 May and 11 June	Acquisition of more than 5% influence in MOL
11 June	Successful exploration program jointly implemented by MOL and Magyar Horizont yields third natural gas discovery in a row in the Trans-Tisza region
21,22 and 25 June	Change in influence in MOL
22 June	Capital structure optimisation program of MOL
25,26,27,28 and 29 June	Purchase of treasury shares
25 June	MOL to pursue its own strategy
26 June	Share sale of MOL manager
27 June	New investment service provider
2,4,6,10,11,12,13,17,18, 19,20,23,24,25,26,27 and 30 July	Purchase of treasury shares
3,5 and 13 July	Change in MOL Treasury shares
9 July	MOL Plc. has received the gas trading licence
16 July	MOL to realise additional organic growth and cash generative opportunities
16 July	Rejection of OMV conditional approach
19 July	Successful cooperation between MOL and the Croatian Oil Company INA resulted in a discovery of a new natural gas field
31 July	MOL signs agreement to purchase 100% of Italiana Energia e Servizi (IES) in North Italy
1,2,3,6,7,8,9,10,13,14,15,16, 17,21,22,27 and 30 August	Purchase of treasury shares
2 August	MOL to purchase Tifon retail network in Croatia
30 August	Memorandum of Understanding on Strategic Alliance signed between CEZ and MOL
3 September	New MOL-INA cross-border exploration project New phase in the partnership cooperation in Potony - Novi Gradac region
3,4,5 and 6	Purchase of treasury shares
5 September	The Board of Directors of MOL decided on the capital increase of the company
7 September	Change in influence in MOL
7 September	Proposed mining royalty changes in Hungary are not expected to have material impact on MOL's profitability in the medium term
10 September	The Court of Registration has registered the capital increase of MOL
17 September	Change in the share ownership of senior executives
24 September	MOL has no information on OMV's new inquiry
25 September	MOL's position to OMV's conditional declaration of intent
26 September	Change in influence in MOL
3 October	MOL signs a EUR 2.1 billion revolving credit facility agreement
9 October	MOL signed Memorandum of Understanding with Quatar Petroleum International
31 October	Closure of the purchase of Tifon, a fuel retail and wholesale company in Croatia
6 November	MOL signs an agreement to acquire a 40% interest in a new offshore block in Cameroon
7 November	MOL has signed Production Sharing Contract with the Kurdistan Regional Government on Akri-Bijeel exploration block
7 November	MOL has signed Production Sharing Contract with the Kurdistan Regional Government on Shaikan exploration block

APPENDIX IX

SHAREHOLDER STRUCTURE (%) BASED ON THE SHARE REGISTER

Shareholder groups	31 Dec 2005	30 Sep 2006	31 Dec 2006	31 March 2007	30 June 2007	30 Sep 2007
Foreign investors (mainly institutional)	58.2	57.5	58.6	58.1	49.1	36.4
OMV	10.0	10.0	10.0	10.0	10.0	10.0
BNP Paribas	6.9	8.2	8.2	8.3	8.3	8.2
Magnolia	0.0	5.5	5.5	5.5	5.5	5.5
OTP Bank Nyrt.	0.6	0.6	0.9	0.6	8.5	9.2
Bank Austria Creditanstalt AG	0.9	0.7	0.4	0.4	5.4	5.4
ÁPV Zrt. (Hungarian State Privatisation and Holding Company)	11.7	1.7	0.0	0.0	0.0	0.0
Domestic institutional investors *	4.0	4.8	5.2	5.1	4.0	15.0
Domestic private investors	2.4	2.3	2.5	3.0	1.6	2.0
MOL Plc. (treasury shares)	6.8	10.0	10.0	10.0	7.6	8.3

Please note that in Hungary, the Share Register does not fully reflect the ownership structure, as registration is not mandatory
* Includes 10% stake lent to MFB Invest Zrt

On 5 September 2007, the Board of Directors passed a resolution on the increase of the share capital of the company from HUF 109,330,376,578 to HUF 109,675,502,578 as part of the convertible bond programme approved by the EGM held on 1 September 2003. On 10 September 2007, the Court of Registration registered the capital increase.

According to the Share Register, five shareholders had more than 5% influence in MOL Plc. on 30 September 2007: OMV having 10 %, OTP Bank Nyrt. having 10%, BNP Paribas having 9%, Magnolia having 6% and Bank Austria AG having 6% influence in MOL. Please note that influence is calculated as the number of shares held to total shares less treasury stock.

Shareholders announcement on influence

11 May 2007:	KAFIJAT Zrt. announced that its indirect influence in MOL increased to 5.3%.
30 May 2007:	"The Capital Group Companies, Inc." announced that its influence decreased to 4.9957% (4,917,366 ordinary shares).
20 June 2007:	AllianceBernstein L.P. and AXA Investment Management announced that there joint influence decreased to 2.60% (2,557,617 shares) by 8 June 2007
22 June 2007:	OTP Bank Plc announced that its influence increased to 9.098% (9,752,158 shares).
25 June 2007:	Vienna Capital Partners Unternehmensberatungs AG (VCP) announced that following share purchase agreements with Firthlion and Charing Investment Ltd (majority-owned by KAFIJAT Zrt), the direct influence of VCP in MOL increased to 6.186% (6,086,709 shares). Following this, VCP as seller and OMV Clearing and Treasury GmbH (OMV) as buyer signed share purchase agreement, and as a consequence the influence of VCP in MOL decreases below 5%.
5 July 2007	MOL lent and transferred 9,379,116 treasury shares to MFB invest Zrt.
13 July 2007	MOL lent and transferred additional 1,553,884 treasury shares to MFB Invest Zrt., therefore the equity interest of MFB increased to 10%.
7 Sep 2007	OTP Bank Plc announced that its influence in MOL increased to 10% (10,047,991 shares).
25 Sep 2007	OMV announced that its equity interest in MOL increased to 20.2%
26 Sep 2007	OTP Bank Plc announced that its influence in MOL decreased to 9.998% (10,058,148 shares).

These changes have not always been registered in the share register.

Treasury share transactions (settled transactions)

Date/Period	Type of transaction	Number	Number of „A" series Treasury shares after the transaction
2007.06.30			**8,331,127**
2007.07.01-2007.01.04	Purchase on BSE	1,047,989	9,379,116
2007.07.04	Lend to MFB Invest Zrt.	9,379,116	0
2007.07.05-2007.07.12	Purchase on BSE	2,604,826	2,604,826
2007.07.12	Lend to MFB Invest Zrt.	1,553,884	1,050,942
2007.07.13-2007.09.30	Purchase on BSE	8,019,077	9,070,019
2007.09.30			9,070,019

Changes in organisation and senior management:

As of January 1, 2007 László Geszti was appointed to the position of the Retail Services Division Managing Director. László Geszti was previously delegated to INA (Croatia), our strategic partner as Vice President of the Board of Directors and CFO. In MOL Group, László Geszti formerly held the position of Managing Director of MOL Group Refining and Marketing Division.

APPENDIX X
MOL GROUP FILLING STATIONS

MOL Group filling stations	30 September 2006	30 June 2007	30 September 2007
Hungary	358	361	359
Slovakia	215	210	209
Romania	139	119	121
Austria	32	34	34
Czech Republic	30	30	30
Slovenia	10	10	10
Serbia	11	15	18
Poland	0	0	0
Other markets	2	0	0
Total MOL Group filling stations	**797**	**779**	**781**

END